Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001
Income from continuing operations	$44,887	$48,080	$47,425
Additions:
Fixed charges
Interest expense	30,040	27,849	27,071
Capitalized interest	248	120	—

	30,288	27,969	27,071
Deductions:
Capitalized interest	(248)	(120)	—

Adjusted earnings	$74,927	$75,929	$74,496

Fixed Charges (from above)	30,288	27,969	27,071
Ratio of Earnings to Fixed Charges	2.47x	2.71x	2.75x